Exhibit 12.01
VALERO ENERGY CORPORATION
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31, (a)
	2014		2013		2012		2011		2010
Earnings:
Income from continuing operations before income tax expense, excluding income from equity investees	$5,538		$3,951		$4,736		$3,562		$1,736
Add:
Fixed charges	687		695		727		732		746
Amortization of capitalized interest	35		31		24		22		19
Distributions from equity investees	6		3		1		—		10
Less:
Interest capitalized	(70)		(118)		(220)		(144)		(84)
Total earnings	$6,196		$4,562		$5,268		$4,172		$2,427

Fixed charges:
Interest and debt expense, net of capitalized interest	$397		$365		$314		$409		$495
Interest capitalized	70		118		220		144		84
Rental expense interest factor (b)	220		212		193		179		167
Total fixed charges	$687		$695		$727		$732		$746

Ratio of earnings to fixed charges	9.0	x	6.6	x	7.2	x	5.7	x	3.3	x
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(a)	The results of operations of the Aruba Refinery have been reported as discontinued operations for all years presented.

(b)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.